July 17, 2002
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

United States of America

SUPPL

Dear Mr. Frank Zarb, Esq.:

Re: Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.
    12g3-2(b) number: ~~82-5046~~ 82-4190

Enclosed are the documents submitted for the purpose to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

1. 3 Announcement : Shanghai Lujiazui Financial Trade Zone development co.Ltd.

   Sincerely yours,

Kang Huijun
Chairman
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

中保回復資產管理公司

成多樣化金融集團

【本報訊】繼去年先後引入工銀亞洲（349）及岱通國際為策略性股東，以及收購華豐保險後，中保國際（966）昨日正式宣布，以購代替四優等三百二十兩元，向母公司收購中國保險集團資產管理有限公司，執行實務，即將地產管理企業百分之三十三股權，加入世貿組足次收購將行動正好發揮上市的下的承諾，即「中保將付出的代價中，其中一半即二億零千百六十兩元，將以每股五點九零至五五元五角現金支付...

平安保險擬上市集資

【本報訊】...

佑威續轉讓納米技術

電管局定無線上網

【本報訊】SUNDAY（866）...

和記將...

連升三日首見回落

經濟小語 林浩雨

綠建民（右）卓揚翹（本報攝）

續佳全年業績
RESULT ANNOUNCEMENT

蔣氏娩（右）極力遊說蔣娩（左）不要退休（本報攝）

女兒

內地

震辰

游說父親不要退休

大福盈轉虧口.1億
為羅兆輝黃仕靈戶撥備7500萬



地銷售額料增雙位數
純利跌近四成

證建議買入和黃

與數電訊商洽互連 十月推MMS

興諳規管方式

梁耀表示推出納米產品有助提升銷售（本報攝）

新興光學賺七千六百萬

新興光學主席梁新發（左）（本報攝）





簡訊

大公報

C1

香港股市 中國經濟 交易廣場 經濟縱橫 企業世界 社團

TEL: 2575 7181　FAX: 2572 5593　E-mail: tkpji@takungpao.com

二○○二年七月九日　星期二

農曆壬午年五月二十九日

低息環境料持續　債券成投資新寵

發債頭上半年1191億優增五成

中銀不良貸款額續降

至去年底比率降至9.48%

上半年受監管債務發行統計

日期	發債機構	發債額(億元)	年期及息率
10/01	按揭證券	6.514	3.5% (3年);4.3% (5年)
1/02	按揭證券	13.71	3% (2年);4% (3年) 4.75% (5年)
3/02	按揭證券	11	3.5% (2年);4.5% (3年)
4/02	地鐵	35	3.75% (2年) 4.5% (3年);5% (14年)
5/02	九倉	6	3.68% (2年);4.36% (3年)
5/02	按揭證券	23.15	2.75% (1年);3.75% (2年) 4.35% (3年) 5.1% (3年以短期)2年

長科台

港股先...

美元匯價

歐元兌美元走勢圖

98.173美點
2002年1月14日

資金流出美元市場

立



北京電影俱樂部 在京舉辦講座反應熱烈

香港文化傳播協會訪蘇



回教博愛社五校舉行畢業禮

馬家輝在中華回教博愛社屬下五校畢業禮上致詞。

惠安同鄉會接待閩訪港團

鶴山同鄉會返鄉遊荔枝

泉州同鄉總會宴家鄉領導







社 團

二〇〇二年七月九日 星期二

東九龍居民委員會回歸

暨創會45周年及委員林文輝膺太平紳士



（本報訊）

東九龍居民委員會賀主任委員慶祝香港回歸祖國五周年

汕大深圳校友會成

回顧與前瞻

港深文化界加強交流

福建同鄉會參觀水警總部



▼香港福建同鄉會全體水警總部留影

西鐵工地參觀之旅

行政長官曾於去年發表的施政報告中，已清楚表明特區政府在未來將會大力投資於香港的基礎建設，而當中鐵路發展更會是主要的項目。鐵路系統可以為香港提供快捷可靠、舒適環保的運輸網絡，對香港未來的經濟發展舉足輕重。

香港工程師學會青年工程師會會員　岑家華



貫通集體運輸系統

西鐵工程正進行得如火如荼，而我和地鐵路營運服務，亦足香港目前最大型的基建工程。連輸鐵路全長三十點五公里，將沿發展迅速的新界西北區提供方便快捷的鐵路服務，來往九龍市區，定線於西面南面的鐵路總站為深水埗南昌站。定線由西北能快速連接西鐵八鄉美孚站，經過美孚站後，會穿過下瀝石陰道，再穿過南昌總站，接連至荃灣而景石陰新界前面道的至荔站向站，再穿過西北北出口北伸段，進入大欖隧道，逐漸爬升至西隧八鄉站，認識將八鄉大樓及停車場及定線將旗的西鐵八嶺由再連鐵總線路上路始，接通西綫定線及青山公路，一直到達屯門總站，包括九龍輕鐵及地鐵，使其成為運輸樞紐。

八鄉車廠規模龐大

參觀當日雖然下着微微細雨，但亦減一來參與考察隊的興致。到達八鄉後，我們首先參觀了西鐵路段的北面出口。西鐵工程人員詳細講解了下段路的建造工程，而當中以新穎的吸音設計的路軌設計最能引起各人的興趣。之後，我們踏上西鐵工程母用的八噸貨車，參觀了西鐵進行中的西鐵總線及及維修設施，此以鐵路的八鄉總廠進行及停車廠放及維修設施。架設車輛基建、設八鄉有的動列車維修大樓、軌道廠、十八條進及繼續軌列車維修支綫。維修大樓，軌道廠，十八條進設列車動列車維修大樓等小時將會兩台西鐵列車進出及合十公里小維修。

浮動平板軌減震動

在考察及設定的工程大車載定下，我們到達了西隧隧上路站，線上架鎮上車大又鋪於軌道上。而新軌則鋪設在西架鎮上。車使市民及乘車西鐵，而當面面的公共交通運鐵讓詳解西鐵所使用的冷動平板軌地員人的認我們一行人在設計及製作使用的建造過程，以及參觀了下板軌道的膠好設計及建作使用的膠好及膠墊，此軌道的軌設計是主要用以減少及參墊軌道膠好保的限，而軌墊在軌設上路再上路軌及膠的照留。之後各人興致勃勃地圍觀拍照留念。鐵路發展對香港的未來有着舉足輕重的形態，而當中工程師所負的角色舉顯比賽好的，而建造工程正好表示香港的未來能出一分力，同創造美好的將來。



▲長三十點五公里的西鐵，是全港最長的橋隧

▲西鐵高架橋的消音系統

小資料

全長三十點五公里，是連接九龍市區及新界西北的多運鐵路，沿線將有七個車站。西鐵一個面積達三十一萬五千公頃的物流中心，及穿越六個車站的新界西北路。全港近七千四百七十個車站及六個高架車站，公里。全港最長的交通運輸隧道（長三點五公里的大欖隧道）及水下鐵路隧道。

整體輸送速度：已充九個分之七十八，上木工程大致完成，四條九個車站中，八個車站建全中車站，一個車站——南昌站將於今年十月落成。西鐵路軌、站台軌近總長於六公里十公里架閘，已經接駁及安裝裝備完成通車。

西鐵列車：古越格成七列車已於二零零二年四月抵港。其餘二十二列抵達進，餘下一百四十七個車今年內將分批付運，最後一列的車於二零零二年六月底進抵本港。今年七月列車開始車公共測試，最後一列的車的修築預計於二零零二年七月底五，土地成本較低。

西鐵總車：多列工程的能投的完成，二零零一年九月開始及停用各停行放支綫。每段車輛——基建下鋪列支線的及維修支線及車民停支線的工程完成度達百分之二十七點五五，項目成本下列車站的費用，包括隧道路段及合共二點四十四小成本下列車站的使用，包括路路段及合共路及機及。低通成本，依結果計成，包結構成及工程成工地。

埃森哲：改革外判提升競爭力

研究顯示長遠策略能令企業獲最大效益

梁振光

專業世界



責任編輯：趙滔光

外判可推動業務發展

企業多短視看待外判

擔心失控足以窒礙外判障礙

本港金融股市行情表

恒生指數 19327.20 -177.59

恒生分類指數
	指數	升跌
金融	19327.20	-177.59
公用	22343.04	+58.87
地產	14395.88	+1.16
工商	4971.73	-24.45

所有普通股份分類指數
	指數	升跌
金融	11446.77	-107.16
公用事業	10864.46	+7.49
地產	3689.54	+0.08
綜合企業	2844.05	+16.67
工業	2035.72	+2.27
酒店	2395.24	+3.85
其他	2338.76	-10.51

恒生指數移動線
(10天)	10654.94	+17.86
(20天)	10737.11	-21.37
(50天)	11243.98	-11.95
(250天)	11090.26	-9.02

十大成交股數
公司	股數
恒生銀行(0897)	6,176,229,015
中國移動(0941)	736,694,000

十大成交金額
公司	金額

外幣公佈港貨幣行情（有追溯條款102.21-0.3）（7月10日）

本港金融外幣行情表
（中國銀行牌價）

本港股市行情（一）　07月10日　　　　　　　大公報　　　　　　二〇〇三年七月十一日　星期四

(本港股市行情) (9日RSI, 10天平均, 50天平均)

恆生指數期貨

合約日期	買入	賣出	高價	低價	結算價	成交	未平合約
7月	10,775	10,779	10,847	10,730	10,775	15,755	49,691
8月	10,715	10,755	10,788	10,690	10,727	250	986
9月							1,112
12月							464

小型恆指期貨

合約日期	買入	賣出	高價	低價	結算價	成交	未平合約
7月	10,772	10,788	10,843	10,731	10,775	3,649	1,690
8月	10,720	10,750	10,788	10,686	10,727	97	292

本港股市行情（二） 07月10日

電腦代號 公司	開價	收盤	最低	最高	升跌	成交股數	成交金額(元)	市盈率	9時50	10天平均	50天平均	今年最高	今年最低

本港認股證股行情 07月10日

電腦代號 公司	開價	收盤	最低	最高	升跌 %	成交股數	成交金額(元)	到期日	今年最高	今年最低

美元國際貿易系統與國際資本流動趨向

□鄧志堅

國際併購熱潮冷卻

IPO融資減少長期融資增

銀行體系脆弱易引發危機

美元資產質量受質疑

資金從美國流向歐洲

新興市場恢復吸引力

韓國經濟浴火重生

世界金融危機會捲土重來嗎？

□易憲容

土 固

世杯勝利振奮韓民族精神

警惕中國金融風險

自然、目前世界股市關聯的應該是中國金融

金融封閉阻減外部衝擊

韓國足球明星金南鎰的英姿

再度進迫萬點防綫

頭腦手記　□沈金

交易廣場

恆生指數

滙控成交二十億

港股考驗萬點關口
□黃仲文（大福證券）

會計信心引發危機
□大衡

市場脈搏

中國石油

中國海外現價吸引
□經紀論股

中移動仍

經期走勢難測
□劉彥

市上升 維星

異動股

頂益現窗櫥粉飾活動

看圖覓股

利豐 (494)
地產 (066)

地鐵公司 (322)

新奧燃氣 (2688)

暫採觀望

思捷環球 自珍 低吸納

券商報告

轉倉合約數量大增

口鴻生

盈富基金 (2800)

優選於大市

個股動能

匯豐

會德豐 (020) 口陶 可長線投資

每日一股

央行禁信投公司發債吸存款

【本報記者姿婷訊北京二十六日專電】為了規範信託投資公司資金信託業務的經營行為，保障信託資金當事人的合法權益，根據《中華人民共和國信託法》、法律、中國人民銀行制定了《信託投資公司資金信託管理暫行辦法》（以下簡稱《辦法》），自二○○二年七月十八日起施行。

《辦法》所稱資金信託業務是指委託人基於對信託投資公司的信任，將自己合法擁有的資金委托給信託投資公司，由信託投資公司按委託人的意願以自己的名義，為信託受益人的利益或者特定目的，對信託資金進行管理、運用和處分的行為。

《辦法》指出，信託投資公司辦理資金信託業務時，不得有下列行為：向委託人、受益人承諾信託資金不受損失或者保證最低收益等。

收存款；不得發行債券、不得以發行委托投資憑證、代理投資憑證、受益憑證、有價證券等方式籌集資金；辦理資金信託業務不得超過二百份（含二百份），每份合同不得超過規定的人民幣五萬元（含五萬元）⋯⋯

處分信託資金。信託投資公司運用信託資金向他人提供貸款，不得超過其管理的所有信託資金實收餘額的百分之三十。

四商銀離岸業務獲准重開

（本報北京二十六日電）記者從中國人民銀行獲悉，經國家外匯管理局批准，交通銀行、中國工商銀行、招商銀行、深圳發展銀行四家商業銀行可以重新開辦離岸銀行業務。

工業上半年生產料增近12%

（新華社北京二十六日電）中國國家統計局今天發布的最新統計顯示，今年上半年，中國工業生產持續高速增長⋯⋯



科技股帶動 尾市收高

（新華社北京二十六日電）⋯⋯

停止國有股減持



經貿口頭語

市場不缺資金

黃海⋯⋯

利好熱度有幾許？

責任編輯 葉翔

燕青

粵鼓勵民間資本進入基建

農行予中房集團30億授信

中國南非黃金經貿會開幕



香港抵禦經濟危機能力大幅增強

「滄海橫流，方顯出英雄本色」

□本報社記者　薛建華　李凱

當97香港回歸祖國懷抱的時候，一場金融風暴正在亞洲波濤洶湧。這場風暴引發了香港多年來最存的經濟低迷。而後，香港經濟構形泡沫經濟破滅與天災引致的民生困境、通縮收縮問題……19、11以件所引發的全球經濟不景與……

面對風雲變幻的國際大環境，以董建華為首的特區政府表現出高度的歷史使命感和責任感，顯示了驚駁複雜局勢的能力，實施了一系列長遠的策略和規劃，為香港經濟走出泡沫經濟的怪圈，正帶領香港以堅實的步伐走出泡沫經濟的明天。

無論的奇色的英特區主席安迪，格羅夫提出的「重要轉折點」是指一家企業面臨的天翻地覆變化的時候，這種轉變以是再轉高端的突諜，也可以是走向衰落的警號。





▲發市場不斷改革

▲香市場不斷改革，革國金融中心地位……

逆境自強　堅韌不拔

好的政府應該將委的重任是「掌握幻變前變幻莫測的局勢，迅速調配資源，解決眼前之急。」

香港特區行政長官董建華自1998年8月就任……

在政府與IT金融大鱷的那場「官軍大戰」……局政府記起，國際金融大鱷利用亞洲金融風暴狙擊港元，在股市和樓市肆意大幅扭曲匯率……使香港股市狂瀉……利息大幅波動，一時間香港金融市場出現了風雨飄搖……

在風雨飄搖的緊要關頭，特區政府果斷採取行動……經過一番心驚膽戰的大鱷，終於勝利擊退……

審時度勢　未雨綢繆

好的政府本身必須審時度勢……
——香港特區行政長官董建華

一場亞洲金融風暴，充分暴露了回歸前香港炒作……香港經濟面臨的隱患。香港必須尋找求生存的新出路……歷史的責任在了……

回歸以來，董建華在多個場合呼籲……港土尼遊集團……香港旅遊業……遊客人數更大幅增長……

經濟綜緩型「企業信心是打開經濟復……反之門的鑰匙」，今年以來……旅遊業……

經濟學家……香港經濟的好與壞，加快推進……建設項目，共推出3……

深情義　未雨綢繆

各老香港經濟……

支持有值保香港的國際金融中心……貿易中心、物流中心和旅遊中心的地位……

今年1月……經濟特區政府與中央簽署……香港依然受到世界的肯……在港設立地區總部和地區辦事處的跨國公司已達3237家，創11年來最高記錄。

育軍內地　合作雙贏

「香港好，國家好；國家好，香港更好。」



▼香港始終保持國際航運中心地位

▼大批內地遊客湧港　利滋經濟發展

新地委寫字樓租務



杉板生

二○○二年度世界音樂節舉行

上周日赤柱廣場滿載樂行







必勝客推出海鮮新口味
八爪魚 Kawaii 全線熱賣



八爪魚 Kawaii 批

No. 1. L 2002-069

魯泰紡織股份有限公司 2001 年度股東大會決議公告

股票代碼：000726、200726

山東德衡律師事務所關于魯泰紡織股份有限公司 2001 年度股東大會的法律意見書

公告編號：2002-068

Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd

Board of Directors

June 27, 2002

http://china-stock.net

Stock Code: A—share 600663, B—share 900932　　　Short Form of the Stock: Lujiazui

Shanghai Lujiazui Finance & Trade Zone Development Co. Ltd.
Public Notice On Resolutions of 2001 Shareholders' General Meeting

All members of the Board of Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd. (hereinafter referred to as the Company) and the Company collectively accept responsibility for the correctness, accuracy and completeness of the contents of this report and confirm that there are no material omissions nor errors which would render any statement misleading.

Important notes: In this Shareholders' General Meeting, the additional proposal on Nominating Zhang Yunping as Supervisor Candidate for the 3rd Supervisory Committee has been published in Shanghai Securities News and Hong Kong Ta Kung Pao dated June 26, 2002.

Please be advised that 2001 Shareholders' General Meeting of the Company was held at Shanghai International Gymnastics Centre dated June 26, 2002. Partial shareholders and some shareholders' representatives attended the meeting. There were 644 shareholders and shareholders' representatives attending the meeting, representing 1,202,934,649 shares, taking 64.40% of the total share capital (inclusive 4,931,156 B shares), and the meeting was held in compliance with relevant regulations stated in Company Law and Articles of Association of the Company. This shareholders' general meeting was chaired by Mr. Zhang Yunping.

...

Voting Result of the Shareholders' General Meeting 2001 of
Shanghai Lujiazui Finance & Trade Zone Development Co., Ltd

Voting Items	A Share			B Share			Total Shares	Percentage over total valid shares present	%
	Shares for	Shares against	Shares Abstaining	Shares for	Shares against	Shares Abstaining			
I. Work Report of the Board of Directors for 2001	1197685932	38256	4360	4471914	7000	5000	1202162946		99.956
II. Work Report of the Supervisory Committee for 2001	1197685132	38256	8260	4465014	7000	10100	1202155046		99.935
III. Financial Settlement Report of 2001	1197685229	39756	6740	4465844	7000	10100	1202151945		99.931
IV. Proposal on Internal Control Policy on Provisions and Loss Disposal on Eight Assets	1197671832	39856	13560	4429516	44398	39950	1202102745		99.658
V. Proposal on Amending Articles of Association of the Company	1197678732	38256	15160	3544572	896592	49350	1201225704		99.658
VI. Rules and Procedures of Shareholders' General Meeting	1197673529	42859	15160	3544472	899392	40050	1201229203		99.857
VII. Rules and procedures of Board of Directors	1197673859	42859	15160	3544472	899392	40050	1201218201		99.857
VIII. Proposal on appointment of and payments for Certified Public Accountants	1197680032	38456	15160	4438364	7000	39950	1202119096		99.932
IX. Proposal on Nominating Zhang Yunping as Supervisor Candidate for the 3rd Supervisory Committee	1197672091	38195	23360	3488074	899480	5000	1201158107		99.852

http://china-stock.net

武漢鋼鐵股份有限公司
2002年6月27日

http://china-stock.net

新過海鐵路拍板 沿綫物業受惠

傲字峰傳封盤 二手提料加快

九龍多區樓市將受惠

[本報訊] 政府日前宣布第四條過海鐵路，市消息透露，由長實(001)及新世界(017)等合作發展，新鐵路沿綫的上蓋地開發不同。

黃埔物業在(1200)網站點擊的置業諮詢顯示，市場對第四條過海鐵路成功的反映相當熱烈，預料九龍旺角、紅磡成爲最受歡迎的四區過海鐵路。

金經濟旺丁山、黃埔、土瓜灣、馬頭圍、紅磡四區住宅市場，以及加速進展的發展步伐。

帝后華庭擬待現樓推售

新綫路沿綫的土蓋物業蜂擁以四及上環等後面，兩者均由長實(001)及新世界(017)合作發展。

荃灣七街項目下月截標

樓市消息顯示：前日截標的四項地段，成功吸引六個財團投投，在日前市況之下，市場反應已不俗。

上市公司

旅游类上市公司谈外资进入

旅游业新竞争格局将形成

本报记者 徐青

目前，国家旅游局有关人士透露，进一步加大对外开放力度，而这也是旅游业面向新的竞争的态势。其二，上市公司上海华侨纷纷表示，外资进入后，这将推动国内旅游业的发展……

国旅B：我们不怕"羊"

确评判外资进入的影响

首旅股份:合作多于竞争

公告追踪

联创光电

中外合作实现双赢

本报记者 张潮

作为一家挂牌一年多、具有10大类70个系列、14000多种规格的规模继电器产品生产企业的上市公司江西联创光电科技股份有限公司（600363）日前与松下电工株式会社……

战略调整

促进深层次合作

强强联手

三类公司喜忧各异

金山证券研究所 辛关天

中关村

高速扩张引发后遗症

健桥证券研究所 余蓉

7月10日，中关村的一份公告显示，公司2002年中期业绩比2001年中期下降50%以上。面对北京四环制药厂实施整合收购、北京负担重……

上实做大医药业

通过参股康泰生物介入乙肝疫苗市场

本报讯（记者 李彬）上实物医药产业投资公司日前通过本次收购，公司成功介入乙肝免疫这一领域……

证券代码:600746 证券简称:江苏索普 编号:临2002-006

江苏索普化工股份有限公司 2002年中期预亏公告

证券代码:600898 股票简称:沪发百文 编号:临2002-028

郑州百文股份有限公司关于变更办公地址的公告

中关村近年经营状况概览

	1999年	2000年	2001年	2002年一季度
每股收益(元)	0.26	0.23	0.13	-0.01
净利润(万元)	17640	15899	8516	-873

证券代码:600468 证券简称:通葆药业 编号:临2002-012号

四川通康科技药业股份有限公司 关于控股股东更名的公告

证券代码:600026 证券简称:中海发展 编号:临2002-004

中海发展股份有限公司2002年第五次董事会决议公告

证券代码:600137 股票简称:长江包装 编号:临2002-031

四川长江包装控股股份有限公司 第四届董事会第四次会议决议公告

证券代码:600607 股票简称:上实联合 编号:临2002-009

上海实业联合集团股份有限公司关于下属控股子公司上海华瑞投资有限公司收购深圳康泰生物制品有限公司25%出资的公告

证券代码:600696 股票简称:利嘉股份 编号:临2002-018

利嘉(福建)股份有限公司关于2002年半年度业绩大幅增长的预亏性公告

证券代码:600001 股票简称:邯郸钢铁 编号:临2002-013

邯郸钢铁股份有限公司 董事会重大事项公告


重庆市迪马实业股份有限公司2,000万股A股
向二级市场投资者配售申购情况及中签率公告

重庆市迪马实业股份有限公司发行2,000万股A股向二级市场投资者配售申购已于2002年7月10日结束。

主承销商泰阳证券有限责任公司根据上海证券交易所提供的申购数据,对本次公平发行的申购情况进行了统计,结果如下:沪市、深市二级市场投资者的配号总数为57063971,起始号码为00010000000001,本次股票发行的中签率为0.0350483%。

泰阳证券有限责任公司

二〇〇二年七月十一日

责任编辑/王晓华　电话:58391111-2428　文化:58392390　E-mail:hexh@ssnews.com.cn

美元，还是美元吗



许卉天 绘

美元急跌
对世界经济影响消极

夏日大学世界经济研究所 牛民 周峰



2002年似乎注定了终结强势美元时代。

圣殿货币地位切恙

美元跌势向时休

美元绝不会再现价。

对中国经济杀大于利

对中国经济弊大于利

美元缘何持续下跌

北京师范大学 贺力平教授

自5月17日以来，美元 连续数日走软……

成功的阅读障碍者

漫画 许有天作

（此处为一幅漫画插图）

有史以来的史上最成功的投资者之一，嘉信理财公司（Charles Schwab & Co.）的创始人查尔斯·施瓦布，竟然是一个阅读障碍者……

经济学人

上海证券报 2002.7.11 星期四

企业家精神的民间性(下)

□张军闲话

论特殊的货币政策

□陈争如流

盛洪

高管责任险 买单难下手

吴殿旭

"红利来"热销京城

保博士信箱

到银行买老年保险更方便

王希

保健士

外资保险悄悄调整市场攻略

在走过了获牌的"蜜月期"后，外资保险公司开始根据自己的市场需求，审视其在中国的发展策略

本报记者 王炯

外资保险在走过了获牌的"蜜月期"后，开始审视自己的发展策略。近期一些外资保险公司悄悄向中方合作伙伴，先后向监管部门提交了开业申请函或设立申请中，而有关中外合资保险公司的筹组也在紧锣密鼓地进行。

增资背后有玄机

随着外资保险可经营地域的逐步放开，中外合资保险公司开始向全国性公司发展。在这方面，太平人寿率先完成从2亿元向5亿元注册资本增资的动作，如中保保险、金盛人寿等地的外资保险，也以紧锣密鼓地进行。

在老合资公司增资的同时，一些新公司已经开始积极地筹备。

对于中方股东来说，一方面，并不是开始现金流放缓，短期内已经应付过大的动作。甚至一些已经打算开始逐渐建步外方合资股东未来在合资保险业的中方股东地位。因此，在短期内不到很好回报的情况下进一步继续投资的前提下，另一方面也不到很好回报的情况下有一定关系。

不过，这并不是一种垄断的现象，更多的新合资的仍然建立了2亿元人民币的起点。在外方来看，过目地加入过多资金，可能造成资本过剩的现象，因为增资，因此对外资来说最大的保值增值，因为一轮裁减中市场的新高潮。然而，由于中外界环境的变化，另一方作为大于合司的外资保险，一些公司的增资也在一定程度上成了想象中的那么火热。

去年中国有人认为，在中国加入WTO之后，外资保险会加速机会来临此判断不久，这样新的保险格局将会形成，一定程度上是对在中国市场发展利弊对公司整体发展策略的调整，成是目前在中国市场发展利弊对所业内人士指出，"9·11"事件的发生，以及全球经济增长的放缓，加之一系列上市公司诚信问题的出现，对保险业界打击开始显现。这种种由往任重打击开始显现。这种种由往任外合盈利是不会很好的出于安合资中国保险市场的现金相。另一个较为普遍的担忧，是在短期内不到很好回报的情况下进此低合的例子。

与此同时，外资保险出现对于前几年一度出现的分化。

合资形式为一种趋势

而目前，先期进入的同行的绩效果据作为一个很好的参照指标。另一方面，激烈的市场竞争和保险业界大环境的变化使一些保险公司在总保费值增、利润市场人士相对稳定的1970，如此的低比例，一些公司的利润不太关系，且业务发展受到一定制约不大关系，是另一方面也多少反映出并非所

有的合资保险公司已经比到了适合中国市场发展的路径方法，应该说，在合资公司中，已经出现了发展势头良好的一些典范，但同样也有待于进一步的子细研究。在对中国保险市场的判断上，进出低合的例子。

另一方面，进出现金流合作的例子先存在的对中外股东的双方利弊的磨合而言，让合作双方的磨合成为一种趋势。

国内保险资本问题出现的种种新现象实际际上是不是一个孤立的问题，它在很大程度上反应了中外资双方对于合资公司实际的判断。这一种意义上，在合资保险股东人约为30亿元。2001年，全部合资保险公司约占总保费收入约为30亿元。占全国市场1423亿元的2%。另一方面一些专家的估算出保险全年保费收入占总保费收入的1970，如此的低比例，一面值随着对于中国市场的将着，已经告示开了良好的行之状，进而是个人一个理性的阶段。

保险经营·同读（二）

中保国际挺进资产管理

本报记者 王炯

中国保险挺进资产管理的脚步也在进一步加大。目前中保国际公司总股东中保香港签订了协议，将收购中保集团资产管理公司全部已发行股票。收购完成后，中保集团资产管理将成为中保国际的全资附属公司。

据中保国际发布的公告称，根据签约状况，中保国际将以现金及换股形式完成对中保集团资产管理公司的股票。这也是中保国际循太平人寿和太平保险之后，再一次以股票增加现金的形式实现收购。

中保国际的做法令人关注，进以收购将使公司能以多元化的方式拓展其资产管理业务，进而也能赚取各自的基金管理业务。以及所需牌照。另外，更重要的是，收购将成完成后可以对中保国际集团牌下成员提供增值身发展的业务，从而加强风险管理，提高投资回报。

现在，中保国际的主要业务为投资控股。业务及承接各类保险纪资金（包括中保险）。同时，公司及附属

公司也经营分类基金的业务，从而及物业投资方面的业务。

家必争之地，而保险公司来说，资产管理业务尤其成为一块"兵家必争之地"。保险公司要什么竞争态势。对中国保险发展战略的重要一步。下属的中保集团资产管理公司也初具规模，中保集团资产管理的已经具备。质询之等国际知名的投资银行、基金管理公司建立了密切的业务联系，并接照内地开放式基金管理模式建立了管理制度。还作保存和内部监控体系，从而填补了集团在基金管理方面的空白，并做出了较好的资金回报。

中国保险的做法令人认为，投资收购将使公司能以多元化的方式拓展基金业务。由于保险及基金管理业务向香港进行自的基进管取得以多

人才缺口是保险公司一大坎

高级客户服务管理师、营销管理师、财务管理师、投资管理师、精算师等专业人才，是目前各大保险公司争夺的焦点

本报记者 徐涛

我国保险市场近年来以两位数的增长率高速发展。去年我国保险费收入超过2100亿元，增幅达32%。增长速度惊人。而在保险业界高速发展的同时，保险资金的市场的同时，保险资金已超过证券市场的投资额的数％。从证券市场总额已超过1700亿元。保险公司的理论从计到2005年，保险公司的理论从计到2005年，保险公司的理论从2005年30%以上的速度增长，预计则保险资金将超过10000亿元。保险市场超规模的快速发展，从

前面讨保险公司的部分从业人员素质有不高、难以担任对客户服务、风险控制、财务顾问的角色。

资料显示，目前国内保险从业人员仅为10%的明显基业务员，支撑前端保险业务高层的发展超过60%以上的保险从业人员。名数前端保险业人员的保障额，出此可见一点。而人员的保险障额，出此可见一点。而与此同时，各中资保险公司一方面在加紧相关间的人才方面在加紧相关间的人才培养。另一方面因受到国内中资保险公司对中资外资保险公司对中资保险公司对中资保险人才的争夺。

目前，保险业紧缺人才集中在以下方面，高级客户服务的管理师、营销管理师、营销管理师、营销管理师、纳培训师、应用软件开发工程师、信息管理师等。精算师、财务管理师、人力资源管理师、投资管理师等为一种证的投资需求与一种长远的投资需求是实现一种中的投资需要所需的经验。在人才招牌中，保险公司运用资金的投资量求是实现一种动力所需的经验。保险公司缺乏的人才非常不少。从

对此，中国人寿总经理王宪章表示，面对人才竞争态势，保险公司必须采取积极态度改变。此，中国人寿制定了不高的观，对相关人才一吸引人才，创造良好的物质条件和投资环境换。而平安保险规划年营3亿元薪制，平安金融保险学院、对出高高在中国管理上述坐政，因此收购华泰保险专业专业人才。

再从成熟市场的投资经验看，保险公司将会进一步提升中保国际收购的保险投资人才有所增加，集团将需要有专业知识的人才的支持。

对于当前的发出的人才短

证券代码：600645　证券简称：望春花　编号：临 2002-019

上海望春花（集团）股份有限公司２００１年度股东大会决议公告

证券代码：600663　B股代码：900932　股票简称：ST 沈新开　编号：临 2002-009

上海陆家嘴金融贸易区开发股份有限公司二○○一年度股东大会决议公告

证券代码：600602　900901　股票简称：广电电子　上海B股

上海广电电子股份有限公司2002年度第一次临时股东大会决议公告

证券代码：600167　股票简称：沈阳新开　编号：临 2002-018

沈阳新区开发建设股份有限公司２００１年度股东大会决议的公告

青岛澳柯玛股份有限公司 公司二届二次董事会决议公告

证券简称：澳柯玛　证券代码：600336　编号：临2002-019

青岛澳柯玛股份有限公司 公司董事大会合同公告

证券简称：澳柯玛　证券代码：600336　编号：临2002-020

武汉三镇实业控股股份有限公司2002年度 第一次临时股东大会决议公告

证券代码：600168　股票简称：武控股份　编号：临2002-009

招商银行股份有限公司第五届董事会第九次会议决议公告

A股代码：600036　A股简称：招商银行　编号：2002-006

山西兰花科技创业股份有限公司 第二届董事会第三次会议决议公告

证券代码：600123　股票简称：兰花科创　编号：临2002-011

安徽江淮汽车底盘股份有限公司 一届十次董事会决议公告

证券简称：江汽底盘　证券代码：600418　公告编号：2002-08号

安阳钢铁股份有限公司第四届 董事会第二次会议决议公告

证券代码：600569　股票简称：安阳钢铁　编号：临2002-010

吉林华微电子股份有限公司第一届董事会第十二次会议决议公告

股票简称：华微电子　股票代码：600360　编号：临2002-10

中信国安信息产业股份有限公司关于受让中国联合通信有限公司股份的实施情况的公告

证券代码：000839　证券简称：中信国安　公告编号：临2002-023

安阳钢铁股份有限公司第四届监事会第二次会议决议公告

证券代码：600569　股票简称：安阳钢铁　编号：临2002-011

广东风华高新科技股份有限公司董事会关于公司持股份被质押的公告

证券代码：000636　证券简称：风华高科　公告编号：2002-04-01

陕西宝光真空电器股份有限公司公司董事会公告

证券代码：600379　股票简称：宝光股份　编号：临2002-012

北京歌华有线电视网络股份有限公司第一届董事会第十五次会议决议公告

证券代码：600037　股票简称：歌华有线　编号：临2002-015



公 告

证券代码：600178 股票简称：东安动力 编号：临 2002-011

哈尔滨东安汽车动力股份有限公司
二届三次董事会会议决议公告

证券代码：600390 股票简称：金瑞科技 编号：临 2002-007

金瑞新材料科技股份有限公司
第一届董事会第十六次会议决议公告

新瑞新材料科技股份有限公司董事会
二〇〇二年六月二十五日

证券代码：600518 股票简称：康美药业 编号：临 2002-006

广东康美药业股份有限公司
2001年度分红派息实施公告

广东康美药业股份有限公司董事会
2002年6月26日

证券代码：600723 股票简称：西单商场 编号：临 2002-004

北京市西单商场股份有限公司 2001年度分红派息实施公告

北京市西单商场股份有限公司董事会
2002年6月27日

证券代码：600771 股票简称：东盛科技 编号：临 2002-011

东盛科技股份有限公司
第二届董事会第十七次会议决议公告

东盛科技股份有限公司董事会
2002年6月26日

证券代码：600191 股票简称：华资实业 编号：临 2002-010

包 头 华 资 实 业 股 份 有 限 公 司 2 0 0 1 年 年 度 股 东 大 会 决 议 公 告

股票简称：中化国际 证券代码：600500

中化国际贸易股份有限公司

证券代码：600834　证券简称：申通地铁　编号：临2002-012

上海申通地铁股份有限公司第四届董事会第一次会议决议公告

证券代码：600834　证券简称：申通地铁　编号：临2002-013

上海申通地铁股份有限公司第四届监事会第一次会议决议公告

证券代码：600395　股票简称：盘江股份

贵州盘江精煤股份有限公司2001年度股东大会决议公告

证券代码：600320　股票简称：振华港机　编号：临2002-016

上海振华港口机械(集团)股份有限公司2001年度分红派息实施公告

证券代码：600834　证券简称：申通地铁　编号：临2002-011

上海申通地铁股份有限公司2001年度股东大会决议公告

山西西山煤电股份有限公司第二届董事会第三次会议决议公告

证券代码：600763　股票简称：ST中燕　编号：临2002-023

北京中燕探戈羽绒制品股份有限公司公告

证券代码：600644　股票简称：乐山电力　编号：临2002-015

乐山电力股份有限公司第四届董事会第十三次临时会议决议公告

证券代码：600872　证券简称：中炬高新　编号：临2002-100

中炬高新技术实业(集团)股份有限公司关于本公司东持有本公司部分法人股质押冻结的公告

公 告

浙江中国轻纺城集团股份有限公司第三届董事会第十五次会议决议公告

证券代码：600790 股票简称：浙江中国 编号：临2002-011

江西洪都航空工业股份有限公司2001年度分红派息实施公告

证券代码：600316 股票简称：洪都航空 编号：临2002-018

中国振华（集团）科技股份有限公司董事会二届九次会议决议公告

证券代码：000733 证券简称：振华科技 编号：临2002-013

中国振华（集团）科技股份有限公司
二〇〇二年6月26日

河南银鸽实业投资股份有限公司公告

证券代码：600069 证券简称：银鸽投资 编号：临2002-019

云南红河光明股份有限公司关于实施2001年度利润分配及资本公积金转增股本的公告

股票简称：红河光明 股票代码：600239 编号：临2002-010

哈尔滨秋林集团股份有限公司二〇〇一年度股东大会决议公告

证券代码：600891

证券代码：600891
哈尔滨秋林集团股份有限公司
二〇〇一年度股东大会决议公告
股票简称：秋林集团

哈尔滨秋林集团股份有限公司第四届董事会第一次会议决议公告

哈尔滨秋林集团股份有限公司
第四届董事会第一次会议决议公告

哈尔滨秋林集团股份有限公司第四届监事会第一次会议公告

哈尔滨秋林集团股份有限公司
第四届监事会第一次会议公告

招股书

江西长运股份有限公司首次公开发行股票招股说明书摘要

湖北武昌鱼股份有限公司第一届第十九次董事会决议公告

证券代码：600275　证券简称：武昌鱼　编号：临2002-0145

广州恒运企业集团股份有限公司董事会公告

证券代码：000531　证券简称：粤电力　公告编号：2002-010

广州恒运企业集团股份有限公司独立董事候选人简历

独立董事候选人声明

广州恒运企业集团股份有限公司召开2002年第一次临时股东大会通知

证券代码：000531　证券简称：粤电力　公告编号：2002-011

9版

市场

从成交量看市场内在变化

德恒证券研究中心　唐水

沪深股市在缩量跌破成1500点之后，市场情绪低迷，就在这关键时段，管理层发出的利好信息，使两市大盘在上周末放量反弹，又暂吃了"夏日的艳阳光"。但本周以来，两市大盘成交金额迅速萎缩，深市昨天仅有上周四的59%，而沪市降一半、连续40亿~50亿的成交金水平，近期回到了两市地量成交，本次量价时间内集中在成交金额的比水平，6月6日两市成交金额677.35亿元。个股成交4亿元……

以上的共有12家，分别是：赛力红、江南重工等，四月以来缩已经形成，如同明以正铃汽车，长安汽车为代表的"外资并购概念股"；以际科技A、成成文化、厦门信达、新宇软件为代表的科技网络股。

昨其上升后继续缩量同市出现缩量阴线，说明新增的增四月以上市的新股大炒作，大资是投资的理念依然然有时应。

个股之，多数新老主力在对个股，从成交量看主力个股……

另外，去年6月以来的大盘大头，大片是压跌股跌水，使码在新增分板，一些码在投资者心之力。

——从以上现象组综分析可以看出，市场投资者的短期投资心理更数得稳定。这种"险性缓冲"投资心理很依然有力，中长期参与度仍然较高。而连续缩量阴线，说明新增的增四月以上市的新热点有四炒作，大大是投资的理念依然然有时应。

个股之，多数新老主力在对个股，从成交量看主力个股……

解盘

多空争持　等待时机

周明海询　江启堂

阴周，沪深股市观望气氛浓重，成交萎缩，天实两困。反映在K线图上是横盘整理，波浪无力下探无所措，行情今权空间才能实——1500点±30点是多空争持区域……

其是在1500点~1460点附近，也可以认为1500点之上利好，一点利多消息，天盘就盘……

在另一方面，我们也沿是打到在1500点之下，大其……

……（四川证券）

湖南亚华种业股份有限公司
董事会提名、薪酬与考核委员会实施细则

湖南亚华种业股份有限公司
子公司综合管理制度

湖南亚华种业股份有限公司
募集资金管理办法

湖南亚华种业股份有限公司
董事会审计委员会实施细则

湖南亚华种业股份有限公司
董事会战略与投资委员会实施细则

湖南亚华种业股份有限公司
2002年第一次临时股东大会的通知

12版　市场　Market

股市文化

勾"股"定理

— 世说新语

重庆　苏希

惊险的蹦极跳

股史钩沉

北京　李山

福布斯·排座次

—姿态离接触

福州　李根



马先生的n股炒股记

文/水知音　图/国/欣欣天

湖南亚华种业股份有限公司
第二届董事会第二次会议决议公告

证券代码：000918　公告编号：2002-014

有 (ST白酒(000544)	主力开仓坚决买，走势判断
大恒股份(000881)	此波性强，势转牛态整体结局
长安汽车(000625)	有外资并购依在固村，走势较强
广汇门(600662)	走势稳健，少有反弹空间
航天长峰(600855)	放量下跌，逢高宜当售减持
宝信软件(600845)	连续暴跌，今日可当逢高做持
通(国美电器600815)	正处于风险释放过程中，不建
南宝商业网点(600833)	正处于风险释放过程中，不建
销(ST东省(000656)	近日回调压力较足不大
(ST科龙(000921)	有次实底底，底势未止。观望为宜
ST江国际(000638)	两点较欢大未能突破，观望
本钢板材(000761)	均线压制明显，后市城弱

证券代码：000982 证券简称：豐華股份 公司编号：2002-15

宁夏圣雪绒股份有限公司 2001 年度分红派息实施公告

本公司董事会及全体董事会保证本公告内容的真实、准确、完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

宁夏圣雪绒股份有限公司2001年度分红派息方案，以2001年度末总股本7400万股为基数，向全体股东以每10股派发现金红利1.50元人

民币（含税），股权登记日期及除权除息日
登记日：2002年6月20日
除权除息日：2002年6月21日
分红派发日：2002年6月21日起

特此公告
宁夏圣雪绒股份有限公司董事会
二○○二年六月十三日

证券代码：600235 股票简称：豐華集团 公告编号：2002-022

河南银鸽实业投资股份有限公司董事会公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，对公告的虚假记载、误导性陈述或者重大遗漏负连带责任。

特此公告
河南银鸽实业投资股份有限公司董事会
2002年6月13日

证券代码：600069 股票简称：银鸽投资 公告编号：2002-017

民丰特种纸股份有限公司第八次会议决议公告

本公司董事会及全体董事会保证本公告内容的真实、准确、完整。

特此公告
民丰特种纸股份有限公司董事会
2002年6月13日

证券代码：600709 股票简称：ST生态 公告编号：2002-027

湖北江湖生态股份有限公司董事会关于资产出售的公告

特此公告
湖北江湖生态股份有限公司董事会
二○○二年六月十三日

证券代码：600709 股票简称：ST生态 公告编号：2002-026

湖北江湖生态农业股份有限公司董事会关于资产出售提案的公告

特此公告
湖北江湖生态农业股份有限公司董事会
二○○二年六月十三日

证券代码：600603,900906 股票简称：ST兴业 ST兴业B 公告编号：2002-023

上海兴业房地产股份有限公司第四届第十三次董事会决议公告

特此公告
中国纺织机械股份有限公司董事会

证券代码：600136 证券简称：道博股份 编号：2002-015

武汉道博股份有限公司提示性公告

特此公告
武汉道博股份有限公司董事会
2002年6月13日

证券代码：600720 股票简称：祁连山水泥

甘肃祁连山水泥股份有限公司公告

特此公告
甘肃祁连山水泥股份有限公司董事会
2002年6月14日

证券代码：600203 股票简称：福日股份 公告编号：2002-010

福建福日电子股份有限公司第一届董事会第二十九次会议决议公告

特此公告
福建福日电子股份有限公司董事会
2002年6月13日

证券代码：600278 证券简称：东方创业 公告编号：2002-014

东方国际创业股份有限公司第二届董事会第六次会议决议公告

特此公告
东方国际创业股份有限公司董事会
2002年6月12日

证券代码：600610,600906 股票简称：ST中纺,ST中纺B 公告编号：2002-014

中国纺织机械股份有限公司四届十三次董事会决议公告

特此公告
中国纺织机械股份有限公司董事会
二○○二年六月十三日

市场

10版

上海证券报 2002.6.14 星期五

天津汽车 何以逆势飘红

关注

主持人：杨晓坤 E-mail:yhg@sonews.com.cn
嘉宾：江苏天鼎 秦洪 广州新升 胡代强

Market 个股经纬

广发证券协办
www.gf.com.cn

VIP服务

视点

拥有八大题材 为何换手甚低

上海新兰德 戴维

经纪人

上证报 分析师志愿团 杭州新希望

点击

股群	理由
飞乐音响(600651)	先于大盘企稳,成功补上月线
新黄浦(600216)	半年线支撑强劲,有望触此企稳回升
大众交通(600611)	谷底整理,待量能配上档线反弹
龙电电子(600355)	首只全额配售个股,逆位运中
ST中福(000017)	蹑次坚决,后市向好上攻动能
丽珠集团(000513)	依半年线小幅反弹,后市持挑走月线
天利高新(600092)	谷底全仓企稳依托
陆家嘴(000839)	整理期临近尾声,有望向上突破
航天长峰(600677)	浅幅回升,走势稳健与趋势
经纬纺机(000666)	平台整理,底部构建渐明
御银股份(600069)	底部窗口整理,蓄势待发

市场服务 Market

上海证券报 2002.6.14 星期五

市 场

精伦电子定位是否偏低

责任编辑：王华 电话:58391111-2433 文件:58394573 E-mail:yh@sse.com.cn

信息点评

□上海九百(600838)：公布关于公司业绩预增的公告。

□中签五（600355、003355）：披露长年度股东会通知。

□ST兴业(600631)：关于关于财务及关头表决表化的公告。

□长安汽车(000625)：此将长年未实施及78家补偿公司

□中色建设(000581)：长年业绩出现亏损——今年中期预告亏损但也就不难理解。

□精伦工业(000528)：设立广药折工工业投资公司

市场热线

主持人李飞
嘉宾：中信证券 冰礼生

飞：中信证券 冰礼生

当日备忘

派息及其它

（900948）伊泰B股 红利发放登记日 (10 派 0.06041 美元)
（600589）广东富龙 红利发放登记日 (10 派 1.50 元)
（600306）商业城B股 红利发放登记日 (10 派 0.50 元)
（600138）豫能控股 红利发放登记日 (10 派 1.50 元)
（600123）兰花科创 红利发放登记日 (10 派 0.60 元)
（600523）贵航股份 红利发放登记日 (10 派 0.20 元)
（600287）江苏舜天 红利发放登记日 (10 送 3 派 2.50 元)
（900936）鄂绒B股 派息及股权登记日 (10 派 0.47118 美元)

（000665）武汉塑料 除息日 (10 派 0.69 元)
（000959）首钢股份 除息日 (10 派 2.30 元)
（000817）江河海目 除息日 (10 派 2.00 元)
（000869、200869）张裕 承息 及A股权登记日 B股
（000949）新乡化纤 除息日 (10 派 0.50 元)

停牌一天

（600626）申达股份 召开股东大会
（600643）爱建股份 召开股东大会

一日表

市盈率小于20倍的个股情况一览

代码	名称	总股本(万股)	流通股(万股)	01年每股收益(元)	市盈率(倍)	代码	名称	总股本(万股)	流通股(万股)	01年每股收益(元)	收盘价(元)	市盈率(倍)
000039	中集集团	51030.2096	6913.33	1.60	15.98	600177	雅戈尔	56809.51	22508.66	0.61	9.98	16.33
000001	深发展	148655.31	49000.00	0.45	5.37	600742	一汽四环	21152.34	10319.40	0.67	11.18	16.59
000709	唐钢股份	135382.9839	28540.99	0.54	6.54	600098	广州控股	125280	23400.00	0.75	13.03	17.30
000711	粤照明A	44720	13520.00	0.58	7.18	600932	桂东电力	176537.5	45000.00	0.30	5.25	17.36
000102	东北华联	山山	1500.00	0.52	7.18	000402	金融街	12590.64	4800.00	1.20	20.92	17.43
000629	新钢钒	102330.0145	22990.00	0.47	6.47	000583	托普软件	23165.6194	13072.00	0.73	12.83	17.67
000778	新兴铸管	62148.78	21970.00	0.80	11.19	000406	石油大明	10335.634	2152.37	0.66	11.68	17.70
600126	银座股份	64533.75	16575.00	0.53	7.45	000937	冀中能源	42500	10000.00	0.60	11.1	18.50
600307	酒钢宏兴	27880	20000.00	0.37	5.28	600658	电子城	6702.3116	9507.00	0.61	11.4	18.71
600858	五粮液	129975.2	31824.00	0.93	13.36	600895	张江高科	36672.3661	9372.31	0.72	13.6	18.89
600231	凌钢股份	31000	10000.00	0.53	7.76	600287	江苏舜天	21839.8037	5720.00	0.43	8.15	18.95
600282	南钢股份	50400	14400.00	0.41	6.15	600346	联锐科技	35955.5085	17717.25	0.73	13.9	19.03
600956	中原油气	81600	20400.00	0.62	9.36	000380	锦龙股份	40662	10500.00	0.35	6.66	19.03
600569	长百集团	34549	27500.00	0.35	5.34	000002	万科A	63097.1941	39871.19	0.74	14.27	19.28
600642	中炬高新	17930.7769	11099.20	0.71	10.87	000005	武锋农业	209048	32000.00	0.34	5.17	19.31

信息导读

股票名称		版
600498		24
600528		11
600603	ST大华	10
600608		6
600610		11
600663		24
600709		10
600720	ST金荠	24
600731		10
600838		11
600879		9
600918		12
000992		4

更 正

武昌鱼盛2002-013号公告刊6

注：本表数据由本报资讯采集提供，仅供参考，其中数据如有出入，请以公司公告为准。

本报作者声明：在本机构，本人所知的范围内，本人及财产上的利益关系与本人以及所评价的证券没有利害关系。

本版个股点评或属个人观点，仅供参考，文责自负，据者据此入市，风险自担。

上海陆家嘴金融贸易区开发股份有限公司 第三届董事会第二次会议决议公告

证券代码：600663；B股：900932 编号：2002-007

上海陆家嘴金融贸易区开发股份有限公司 第三届监事会第三次会议决议公告

证券代码：600663；B股：900932 编号：2002-008

二○○二年六月十二日

福建省南纸股份有限公司 公司董事会公告

证券代码：600163
股票简称：福建南纸
编号：2002-013

二○○二年六月十三日

中铁二局股份有限公司2002年 第二次临时股东大会决议公告

股票代码：600528 证券简称：中铁二局 编号：2002-016

二○○二年六月十三日

湖北多佳股份有限公司二○○一年度分红派息实施公告

股票代码：600086 股票简称：多佳股份 编号：2002-012

2002年6月14日

上海九百股份有限公司关于国家股股权转让的警示性公告

证券代码：600838 证券简称：上海九百 编号：2002-014

上海九百股份有限公司董事会
2002年6月14日